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                                                                     EXHIBIT 4.3


                         [Kaydon Corporation Letterhead]

June 23, 2000

Mr. Steven G. Nelson, Chairman
Continental Stock Transfer & Trust Company
2 Broadway, 19th Floor
New York, NY  10004

Re:      Rights Agreement

Dear Mr. Nelson,

In conjunction with our letter to you dated 7 June 2000 relative to our anticipated change in transfer agents, please be advised that in accordance with
Section 2(e) of the Rights Agreement dated 4 May 2000 between Kaydon Corporation and Continental Stock Transfer & Trust Company, this letter will serve as your thirty (30) day notice that Kaydon intends to terminate Continental as the Rights Agent effective at the close of business on July 31, 2000. The Bank of New York will become the successor Rights Agent effective 1 August 2000.

If you have any questions concerning this matter please let me know.

Sincerely yours,

/s/ John F. Brocci
John F. Brocci
Vice President Administration